First Trust Portfolios L.P.

120 E. Liberty Drive, Suite 400

Wheaton, IL 60187

June 25, 2015

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: FT 5513 (the "Fund")

(File Nos. 333-204404 & 811-05903)

Ladies/Gentlemen:

In connection with the response to the comments of the staff of the Securities and Exchange Commission (the "Commission") regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of shares of beneficial interest of the Fund, we acknowledge that:

1. The Fund is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

2. Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FT 5513

By First Trust Portfolios L.P., as Depositor

By /s/ Elizabeth H. Bull

Elizabeth H. Bull

Senior Vice President